

January 7, 2013

Via Facsimile
Mr. Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

> **Re:** **Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2012**
> **Filed October 25, 2012**
> **File No. 001-14063**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income, page 63

1.   Upon adoption of ASU 2011-05 please confirm that you will disclose total other comprehensive income in your Consolidated Statements of Comprehensive Income. See ASC 220-10-45-1B.

Note 4 – Income Taxes

a. Provision for Income Taxes, page 71

2.   We note that the increase in your valuation allowance significantly impacted your income tax expense and net income in fiscal year 2012. Based on your disclosure on page 99 we note that there were both increases and decreases to costs and expenses and there were changes charged to other accounts yet these amounts are not explained in your footnote or MD&A disclosures. Please describe the increases and decreases to your valuation allowance for all years presented and tell us how you considered providing more detailed disclosure in your footnotes and MD&A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief